PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

8th October 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 8th October 2004:

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dw 10/20

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier is pleased to provide the following update on drilling operations on PSC-B, Block 4 offshore Mauritania.

Tevét-1 Exploration well

Evaluation of wireline logs, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross gas column of approximately 70 metres above a gross oil column of approximately 44 metres.

The well was drilled at a location to intersect the predicted fluid contacts. The top reservoir, gas-oil contact and oil-water contact were encountered at their predicted pre-drill depths.

The Tevét-1 discovery is located within tie-back distance to the Chinguetti field which is currently being developed.

As planned the well has been plugged and abandoned.

Tiof-3 Appraisal Well

Evaluation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross oil column of 134 metres, containing several individual sands of variable thickness. The result was in line with pre-drill expectations.

The operator is preparing to sidetrack, core and test the well as planned.

Charles Jamieson, Chief Executive of Premier, said:

"This is an excellent start to our drilling campaign in Mauritania with both wells in line with our expectations. The next exploration well to be drilled in which Premier has an interest will be Capitaine."

8 October 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
John van der Welle
Mark Akers

College Hill **Tel: 020 7457 2020**
Tony Friend
Ben Brewerton